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                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  SCHEDULE 13D

        under the Securities Exchange Act of 1934 (Amendment No. 05   )
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                            Metro Global Media, Inc.
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            (formerly known as South Pointe Enterprises, Inc.)
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                                (Name of Issuer)


                      Common Stock, par value $.0001 per share
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                        (Title and Class of Securities)


                                   591917109
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                                 (CUSIP Number)

                       Dennis Nichols, 1060 Park Avenue,
                 Cranston, Rhode Island 02910   (401) 942-7876.

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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                             February 5, 1997
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject
of this Schedule 13D, and is filing this schedule because
of Rule 13d-1(b)(3) or (4), check the following box                        [   ]


Check the following box if a fee is being paid with this statement         [   ]
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CUSIP No. 591917109

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
           1)   Names of Reporting Persons S.S. or I.R.S.
                Identification Nos. of Above Persons
                        Dennis Nichols
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           2)   Check the Appropriate Box if a Member of a Group
                (See Instructions) n/a ........................
                (a) ...........................................
                (b) ...........................................

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           3)   SEC Use Only ..................................

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           4)   Source of Funds (See Instructions) 00 See Item 3

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           5)   Check if Disclosure of Legal Proceedings is
                Required Pursuant to Items 2(d) or 2(e) ..n/a..

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           6)   Citizenship or Place of Organization ..........
                   Dennis Nichols, a United States citizen
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Number of       (7)     Sole Voting Power
shares Bene-                                                                515,700
 ficially       ---------------------------------------------------------------------
Owned by        (8)     Shared Voting Power
Each Report-                                                                      0
 ing Person     ---------------------------------------------------------------------
      With      (9)     Sole Dispositive Power
                                                                            515,700
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                (10)    Shared Dispositive Power
                                                                                  0
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           11)     Aggregate Amount Beneficially Owned by Each
                   Reporting Person  Dennis Nichols                         515,700
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           12)     Check if the Aggregate Amount in Row (11) Excludes
                   Certain Shares (See Instructions)
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           13)     Percent of Class Represented by Amount in
                   Row (11) ........    Dennis Nichols                      14.54 %
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           14)     Type of Reporting Person
                             Dennis Nichols                          IN





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Item 1.  Security and Issuer

           This statement relates to the Common Stock, par value $.0001, of Metro Global Media, Inc. (formerly known as South Pointe Enterprises, Inc., a Florida corporation. The address of the Issuer's principal executive office is 1060 Park Avenue, Cranston, RI 02910.


Item 2.  Identity and Background

(a) - (c)  Dennis Nichols
           1060 Park Avenue
           Cranston, Rhode Island 02910
           President of Metro, Inc.


(d) Mr. Nichols has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Nichols has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Mr. Nichols is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

           See Item 5.

Item 4.    Purpose of Transaction

           See Item 5.

Item 5.    Interest in Securities of the Issuer

      (a) Mr. Nichols is the record and beneficial owner of 515,700 shares of Common Stock of the Issuer, representing 14.54% of the shares of the Issuer's Common Stock issued and outstanding at January 31, 1997.

      (b) Mr. Nichols has the sole power to vote, or to direct the vote, and the sole power to dispose, or direct the disposition of all shares beneficially owned by Mr. Nichols.

      (c) On February 5, 1997, Zeon Corporation, formerly the record owner of 1,236,750 shares of the Issuer's Common Stock, redeemed Mr. Nichols' 40% interest in Zeon Corporation in consideration of 40% (494,700) of the





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                shares of the Issuer held of record by Zeon Corporation.  The purpose of the transaction was to terminate Mr. Nichols' ownership interest in Zeon Corporation. As a result of the transaction, Dennis Nichols became the record holder of 494,700 shares of Common Stock of the Issuer, and Greystone Associates, L.P became the record owner of 100% of Zeon Corporation (which is the record owner of 742,050 shares of the Issuer's Common Stock). As a result of the transaction, Mr. Nichols will no longer be included in the Zeon Corporation / Greystone Associates, L.P. / Colby Development Corporation / Kenneth F. Guarino / Capital Video Corporation Schedule 13D.

Item 6.         Contracts, Arrangements, Understanding, or
                Relationships with Respect to
                Securities of the
                Issuer.

           There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer.

Item 7.         Material to be Filed as Exhibits

                not applicable.





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           After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 17, 1997
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Date



/s/ Dennis Nichols
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Signature

Dennis Nichols, individually
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Name/Title





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